

Uche Uwahemu, MBA · 2nd

Senior District Field Rep at Office of State Assemblywoman
Buffy Wicks (AD-15)

Richmond, California · 500+ connections · **Contact info**

 **California State Asse**

 **Golden Gate Univers**

Experience



Senior District Field Rep
California State Assembly
Jan 2019 – Present · 1 yr 6 mos



City of Richmond, California
6 yrs 9 mos

Board Member, Workforce Investment Board
Oct 2013 – Present · 6 yrs 9 mos
Richmond California

Mayoral Candidate
Feb 2014 – Nov 2014 · 10 mos
Richmond, CA

Board Member
Contra Costa County Economic Opportunity Council
Dec 2012 – Present · 7 yrs 7 mos
Contra Costa County, California

Principal

Cal Bay Consulting Group, LLC
Aug 2009 – Present · 10 yrs 11 mos
San Francisco Bay Area

Managed projects and programs
Start-up, Business Formation, Real Estate Contracts, Oversee revenue generations, Compliance, Foreign Direct Investment (FDI), Business Strategic Planning, Brand Management Business Plan, Marketing Plan, Executive and Staff Coaching and more...

Adjunct Professor, Management Policy & Strategy

Golden Gate University
Mar 2016 – Jun 2016 · 4 mos
San Francisco Bay Area

Show 2 more experiences ⌄

Education



Golden Gate University

Master of Business Administration (MBA), Business Management

University of Maryland

Bachelor of Science (B.S.), Criminology & Criminal Justice



